Exhibit 99.3

Unaudited Pro Forma Combined Financial Information

Kaixin Auto Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN) entered into share purchase agreement (the “SPA”) with Haitaoche Limited (“Haitaoche”) on December 31, 2020. Pursuant to the SPA, Kaixin will acquire 100% of the share capital of Haitaoche from the shareholders (the “Business Combination”). As consideration for the Acquisition, Kaixin will issue a number of ordinary shares of Kaixin to the shareholders of Haitaoche, upon the completion of the Business Combination, the Haitaoche shareholders will collectively hold 51% of Kaixin’s share capital upon the closing of the Business Combination.

The Company entered into a definitive securities purchase agreement with Renren Inc. (“Renren”) and completed the closing on March 31, 2021 (the “Preferred Financing Transaction”). Pursuant to the Preferred Financing Transaction, Renren invested $6,000,000 in newly designated convertible preferred shares of the Company.

The following unaudited pro forma combined balance sheet as of March 31, 2021 gives pro forma effect to the Business Combination as if it had been consummated as of that date. The unaudited pro forma combined balance sheet also incorporates the Preferred Financing Transaction.

The Company’s proposed transaction with Haitaoche constitutes a business combination that results in a “Change of Control” in accordance with U.S. GAAP. Under this method of accounting, Kaixin will be treated as the accounting acquiree for financial reporting purposes. This determination was primarily based on the holders of Haitaoche expecting to have a majority of the voting power of the post-combination company, Haitaoche senior management comprising majority of the senior management of the post-combination company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Haitaoche issuing stock for the net assets of Kaixin, accompanied by an acquisition. The assets and liabilities of Haitaoche are recognized and measured at their precombination carrying amounts. The identifiable assets and liabilities of Kaixin are recognized and measured at their fair value and goodwill represents the excess of the consideration transferred over the fair value of identifiable net assets from purchased of Kaixin’s business and is not deductible for tax purposes.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical financial position and results that would have been achieved had the companies always been combined or the future financial position and results that the post-combination company will experience. The unaudited pro forma adjustments represent Kaixin’s management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

Unaudited Pro Forma Combined Balance Sheet as of March 31, 2021

(in thousands)

	Kaixin	Haitaoche	Initial Pro Forma Combined	Pro Forma Adjustments		Pro Forma Balance Sheet
Assets
Current assets:
Cash and cash equivalents	3,025	47	3,073			3,073
Accounts receivable, net	6,200	0	6,200			6,200
Amounts due from related parties	0	950	950			950
Prepaid expenses and other current assets	31,803	738	32,541			32,541
Inventory	19,050	0	19,050			19,050
Total Current Assets	60,078	1,735	61,814			61,814
Property and equipment, net	45	1	46			46
Right-of-use assets, net	2,384	0	2,384			2,384
Intangible assets, net	0	286	286			286
Goodwill	0	0	0	2,110		2,110
Other non-current assets	0	4,350	4,350			4,350
Total Assets	62,507	6,371	68,879	2,110		70,989

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Short-term borrowings	6,307	0	6,307			6,307
Accounts payable	1,547	0	1,547			1,547
Accrued expenses and other current liabilities	32,707	1	32,708	204	(2)	32,912
Amounts due to related parties, current	0	0	0			0
Advance from customer	5,355	422	5,777			5,777
Income taxes payable	5,635	9	5,644			5,644
Lease liabilities, current	2,742	0	2,742			2,742
Total Current Liabilities	54,293	432	54,725	204		54,929
Lease liabilities, non-current	706	0	706			706
Total Liabilities	54,999	432	55,431	204		55,635

Mezzanine Equity
Preferred shares-Series A	3,000	0	3,000			3,000
Shareholders’ Equity			0			0
Ordinary shares	6	8	14	1 (1)		15
Preferred shares		3	3	(3	)(1)	0
Preferred shares-Series D	6,000		6,000			6,000
Additional paid-in capital	194,934	7,625	202,558	(201,809	)(1)	750
Statutory reserves	4,004	8	4,012	(4,004	)(1)	8
Accumulated deficit	(205,021)	(1,944)	(206,965)	205,021 (1)		(2,148)
				(204	)(2)
Accumulated other comprehensive loss	(2,904)	240	(2,664)	2,904	(1)	240
Shareholders’ Equity	(2,981)	5,940	2,958	1,906		4,865
Non-controlling interest	7,490	0	7,490			7,490
Total Equity	7,509	5,940	13,448	0		15,355
Total Liabilities, Mezzanine Equity and Shareholders' Equity	62,507	6,371	68,879	2,110		70,989

1.	Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the Business Combination, are factually supportable, and as it relates to the unaudited pro forma combined statement of operations, are expected to have a continuing impact on the results of the post-combination company. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the post-combination company upon consummation of the business combination.

As of acquisition date, Haitaoche has not obtained the information necessary to enable it to complete the accounting for a business combination, the consideration transferred, the assets acquired, the liabilities assumed and noncontrolling interest for which the initial accounting is incomplete, thus have been determined only provisionally. As Kaixin issued 74,035,502 shares to acquire 100% of the share capital of Haitaoche, the consideration transferred is the fair value of Haitaoche. The carrying value of Haitaoche is considered as its fair value, and is allocated to tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values with the excess recorded as goodwill. The assets and liabilities of Haitaoche are measured and recognized in the consolidated financial statements at their precombination carrying amounts. The carrying value of Kaixin is assumed as its fair value due to the management estimated that Kainxin’s identifiable assets and liabilities have carrying values that approximate fair value. The noncontrolling interest is assumed that no discount for lack of control in the business combination. These are the management’s estimates as of now, and are subject to change when the Company completes its purchase price allocation valuation.

A summary of the consideration transferred at fair value as of acquisition date is estimated as below:

Consideration transferred	a	$5,940
Non-controlling interest in Kaixin	b	3,679
Minus:
Identifiable assets	c	62,507
Identifiable liabilities	d	54,999
Net identifiable assets	e=c-d	7,508
Goodwill	f=a+b-e	2,110

2.	Adjustments to Unaudited Pro Forma Combined Balance Sheet

The adjustments included in the unaudited pro forma combined balance sheet as of March 31, 2021 are as follows:

(1)	Reflects equity structure of Haitaoche through (a) the contribution of all the share capital in Haitaoche to Kaixin, (b) the issuance of totally 145,167,651 shares, (c) the elimination of the historical accumulated deficit and other equity balances of Kaixin, the accounting acquiree in the business combination, and (d) goodwill recognized in the business combination.

(2)	Reflects the payments of 0.2 million related to business combination expenses. This cost is not included in the unaudited pro forma condensed combined statement of operations as it is nonrecurring.